UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WL Ross Holding Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92939D104

(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92939D104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 12,506,250 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 12,506,250 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,506,250
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	WL Ross Group L.P. is the managing member of WL Ross Sponsor LLC. El Vedado, LLC is the general partner of WL Ross Group L.P. Wilbur L. Ross Jr. is the managing member, the chairman and president of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WL Ross Sponsor LLC may be deemed to share voting and dispositive power over the 12,506,250 shares of the Issuer’s common stock owned by WL Ross Sponsor LLC.

(2)	Based on 62,531,250 shares of the Issuer’s common stock outstanding as of November 5, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No.	92939D104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 12,506,250 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 12,506,250 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,506,250
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (2)
12	TYPE OF REPORTING PERSON OO

(1)	WL Ross Group L.P. is the managing member of WL Ross Sponsor LLC. El Vedado, LLC is the general partner of WL Ross Group L.P. Wilbur L. Ross Jr. is the managing member, the chairman and president of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WL Ross Sponsor LLC may be deemed to share voting and dispositive power over the 12,506,250 shares of the Issuer’s common stock owned by WL Ross Sponsor LLC.

(2)	Based on 62,531,250 shares of the Issuer’s common stock outstanding as of November 5, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No.	92939D104

Item 1(a)	Name of Issuer:

WL Ross Holding Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1166 Avenue of the Americas
New York, New York 10036

Item 2(a)	Name of Person Filing:

The name of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G are:

Wilbur L. Ross, Jr.
WL Ross Sponsor LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

For Wilbur L. Ross, Jr.:

c/o WL Ross Holding Corp.
1166 Avenue of the Americas,
New York, New York 10036
Attention: General Counsel

For WL Ross Sponsor LLC:

1166 Avenue of the Americas
New York, New York 10036
Attention: General Counsel

Item 2(c)	Citizenship:

Wilbur L. Ross, Jr. is a citizen of the United States of America. WL Ross Sponsor LLC is a company organized and existing under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001, of the Issuer

CUSIP No.	92939D104

Item 2(e)	CUSIP Number:

92939D104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The percentages used in this Item 4 are calculated based on 62,531,250 shares of the Issuer’s common stock outstanding as of November 5, 2014 as disclosed in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

Wilbur L. Ross, Jr.

a)	Amount beneficially owned: 12,506,250

b)	Percent of Class: 20.0%

c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 12,506,250
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 12,506,250

WL Ross Sponsor LLC

a)	Amount beneficially owned: 12,506,250

b)	Percent of Class: 20.0%

c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 12,506,250
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 12,506,250

CUSIP No.	92939D104

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

 Not Applicable.

CUSIP No.	92939D104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Wilbur L. Ross, Jr.

By:	/s/ Wilbur L. Ross, Jr.

WL ROSS SPONSOR LLC

By:	WL ROSS GROUP, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Manager